UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

Commission file number:          1-10299

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker Puerto Rico 1165(e) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.
 112 West 34 th Street
 New York, NY 10120

Table of Contents
Pages
Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	4

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007	5

Notes to Financial Statements	6-10

Supplemental Schedule*:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008	11

* Schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm

Foot Locker Puerto Rico 1165(e) Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the Foot Locker Puerto Rico 1165(e) Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 22, 2009

FOOTLOCKER PUERTO RICO 1165(e) PLAN

Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value	$594,545	$641,313
Participant loans	12,917	11,046
	607,462	652,359
Receivable:
Participant contributions	8,961	2,545
Employer contribution	53,904	39,665
	62,865	42,210
Assets available for benefits	$670,327	$694,569

See accompanying notes to financial statements.

FOOTLOCKER PUERTO RICO 1165(e) PLAN

Statements of Changes in Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Additions (deductions) to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation of investments	$(250,296)	$6,948
Dividends	3,008	1,494
Interest	624	1,484
Total investment (loss) income	(246,664)	9,926
Contributions:
Participant	261,626	193,386
Employer	53,904	39,665
Total contributions	315,530	233,051
Total additions	68,866	242,977
Deductions from net assets attributed to:
Benefits paid to participants	82,412	58,349
Administrative fees	10,696	8,850
Total deductions	93,108	67,199
Net (decrease) increase	(24,242)	175,778
Net assets available for benefits:
Beginning of year	694,569	518,791
End of year	$670,327	$694,569

See accompanying notes to financial statements.

FOOT LOCKER PUERTO RICO 1165(e) PLAN

Notes to Financial Statements
December 31, 2008 and 2007

(1)	Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. In September 2004, the Foot Locker Puerto Rico 1165(e) Plan (the “Plan”) was established with an effective date of January 1, 2004.

The Board of Directors of Foot Locker, Inc. (the “Parent Company”) and the Parent Company’s Retirement Plan Committee appointed Oriental Trust as the trustee for the Plan. Ascensus, Inc. formally known as BISYS Retirement Services serves as the recordkeeper and Russell Investment Group provides investment management services to the Plan effective February 1, 2007.  Foot Locker, Inc. is the parent company of Foot Locker Retail, Inc. (the “Company”), which is the employer.

Caribbean Pension Consultants provides administrative services to the Plan related to translating documents, distributing information to employees, processing loans, performing employer match calculations and Plan testing, among other services.

(a)	General

The Plan is a defined contribution plan covering generally all employees of the Company whose primary place of employment is in Puerto Rico. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

(b)	Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 3% of pre-tax annual compensation for participants who meet the eligibility requirements. The initial automatic enrollment percentage automatically increases each year in 1% increments up to a maximum of 5%. The maximum allowable salary reduction contribution is 10% of pre-tax annual compensation, as defined in the Plan. Participants may elect to change their contribution rate and salary reduction agreement as often as daily.  Pre-tax contributions may be made up to the Puerto Rico Department of Treasury limit of $8,000 in 2008.  On August 7, 2008, the pre-tax contributions limit of 10% of the participant’s annual compensation was eliminated.  The pre-tax dollar amount contribution limit is scheduled to increase gradually through 2013.  For 2007, the pre-tax contributions may be made up to $8,000, or 10% of the participant’s annual compensation whichever is less.  Participants may also roll over certain amounts representing distributions from other qualified retirement plans in Puerto Rico prior to becoming eligible to participate in the Plan, however, additional contributions cannot be made until the completion of one year of service consisting of at least 1,000 hours. For any participant who (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Parent Company also contributes 25% of such participant's pre-tax contributions to the Plan up to the first 4% of the participant's compensation earned during the Plan year. Matching contributions, at the Parent Company’s option, are made either in shares of the Parent Company's common stock ("Foot Locker Shares") or in cash to be invested in Foot Locker Shares. Effective January 1, 2007, participants that are invested in the Foot Locker Stock Fund can diversify their matching contributions into any of the other investment options available under the Plan at any time. Matching contributions for 2008 were made in April 2009 and for 2007 were made in May 2008, entirely in Foot Locker Shares and recorded at fair market value on the date of the Plan’s year-end. Additional contributions may be made at the discretion of the Parent Company and are subject to certain limitations. No additional contributions were made in 2008 or 2007.

(c)	Participant Accounts

Each participant's account is credited with (a) the participant's contributions and allocations of the Parent Company’s matching contribution and (b) Plan net earnings, and reduced by (c) Plan net losses (including maintenance fees paid by the participant) and (d) loan initiation fees, when applicable. Allocations are based on participants’ salary deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Parent Company’s matching contributions and earnings thereon is over a five-year period; a participant vests 20% per year beginning after the first year of vesting service and is fully vested after five years of vesting service.

FOOT LOCKER PUERTO RICO 1165(e) PLAN

Notes to Financial Statements
December 31, 2008 and 2007

(e)	Investment Options

Participants may change their investment options daily. Effective February 1, 2007, each participant may direct his or her contributions to the following funds in 1% increments:

Russell Investment Contract Fund – The fund seeks to diversify across many companies and investment contracts to help protect the principal and reduce market risk. The contracts held within this fund are issued by major insurance companies and banks. The fund’s rate of return fluctuates with the market condition.

Custom Funds FL Fixed Income I Portfolio – Participant’s assets are invested in a variety of bonds representing a diversity of sectors and maturities. This fund has less risk and lower returns than stocks but the advisors seek higher returns than a money market fund or a shorter maturity bond fund. The fund maintains an intermediate-term portfolio maturity.

Custom Funds FL Global Balanced Portfolio – Participant’s assets are invested in a premixed portfolio strategically invested in U.S. stocks, non-U.S. stocks, U.S. bonds and real estate. The fund employs a globally moderate balanced strategy by investing in stocks and short and intermediate term bonds. The fund seeks to generate a high rate of return.

Custom Funds FL Large Cap Structured Equity Portfolio – Participant’s assets are invested within a portfolio of large U.S. companies but is diversified strategically with companies that perform differently in various economic situations. The fund seeks to achieve high, long-term rates of return.

Custom Funds FL Russell 1000 Portfolio – This fund aligns its stock selection with the Russell 1000 Index. The stocks in this index are highly diversified across the full range of industries and sectors of the large cap U.S. stock market. This fund seeks to match the index performance and seeks to provide a highly predictable return.

Russell Equity I Fund – This fund utilizes a combination of three distinct styles: value, growth, and market oriented because no single investment style dominates the market place. This fund invests in companies ranked among the largest 1,000 companies in the United States stock market. This fund seeks higher, long-term rates of return.

Russell Equity II Fund – This fund utilizes a combination of three distinct styles: value, growth, and market oriented because no single investment style dominates the market place. This fund invests in smaller companies ranked among in the United States stock market. This fund seeks higher, long-term rates of return.

Custom Funds All International Markets Portfolio – This fund invests in companies from around the world excluding the United States. The market cycles of the world do not necessarily mirror the United States and are influenced by different economic factors. This fund is sensitive to possible risks not found in the United States investments such as foreign currency fluctuations or political unrest. These types of investments can have higher returns over the long term but are also fairly volatile in the short term.

Foot Locker Stock Fund – Participant’s assets are invested in Foot Locker Shares. Foot Locker Shares may be obtained by the Trustee directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

(f)	Participant Loans

Participants may borrow from their fund accounts once each year a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance. Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is generally paid ratably through regular payroll deductions. Participant loans totaling $12,917 and $11,046 were outstanding at December 31, 2008 and December 31, 2007, respectively, bearing interest rates ranging from 4.00% to 8.25% in 2008 and 7.50% to 8.25% in 2007.

FOOT LOCKER PUERTO RICO 1165(e) PLAN

Notes to Financial Statements
 December 31, 2008 and 2007

(g)	Payment of Benefits

Participants are eligible for a distribution on termination of service, death, disability or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant's vested interest in his or her account. A participant may elect to have any investment in the Foot Locker Stock Fund and vested Parent Company matching contributions distributed either in shares or cash.

Participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan Document.

(h)	Forfeitures

At December 31, 2008 and December 31, 2007, forfeited non-vested accounts totaled $438 and $618, respectively, which may be used to pay future administrative expenses of the Plan and then to reduce future matching contributions.

(i)	Administrative Fees

Included in administrative fees are amounts paid by participants for processing loans and investment management fees. To the extent expenses of administering the Plan are not paid using forfeitures, the expenses are paid by the Company and therefore are not included in the accompanying financial statements.

(2)          Summary of Accounting Principles

(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in commingled funds are valued by the issuer based on quoted market prices of the underlying securities. Foot Locker shares are valued at quoted market price. Participant loans are valued at their outstanding cost balances, which approximate fair value. Loan interest income is allocated to the investment fund from which the amount is borrowed. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Recent Accounting Pronouncements Not Previously Discussed Herein

The Plan adopted the provisions of FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty Income Taxes – An Interpretation of FASB Statement No. 109,” on January 1, 2007.  FIN 48 provides guidance for how certain tax positions should be recognized, measured, presented and disclosed in the financial statements.  FIN 48 requires evaluation of tax positions taken or expected to be taken to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority.  The adoption of FIN 48 did not have any effect on the Plan’s financial statements.  The Puerto Rico Department of Treasury, the primary tax oversight body of the Plan, generally has the ability to examine the plan activity for up to three prior years.

(3)          Plan Termination

Although it has not expressed any intent to do so, the Parent Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

FOOT LOCKER PUERTO RICO 1165(e) PLAN

Notes to Financial Statements
 December 31, 2008 and 2007

(4)          Tax Status

The Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code of 1994, as amended, and the trust established thereunder will be entitled be entitled to exemption from local income taxes. During 2008 and 2009 certain operational errors were identified that either have been corrected or are being researched and will be corrected as necessary. These items, both individually and in the aggregate, are not significant to the Plan’s net assets and financial condition as of and for the years ended December 31, 2008 and 2007.

(5)          Risks and Uncertainties

The Plan offers a number of investment options including participant investments in the Foot Locker Shares. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statement of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Foot Locker Stock Fund, which invests in the securities of a single issuer.

(6)          Investments

The following investments represent five percent or more of the Plan’s net assets at December 31:

	2008	2007
Custom Funds FL Global Balanced Portfolio – 68,163 units and 49,359 units, respectively	$508,494	$525,675
Foot Locker Stock Fund – 7,127 units and 4,419 units, respectively	$47,289	$54,275

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value by $(250,296) in 2008 and by $6,948 in 2007.

	2008	2007
Commingled funds	$(209,735)	$39,209
Common stock	(40,561)	(32,261)
	$(250,296)	$6,948

FOOT LOCKER PUERTO RICO 1165(e) PLAN

Notes to Financial Statements
 December 31, 2008 and 2007

(7)          Fair Value Measurements

On January 1, 2008, the Plan adopted SFAS No. 157, “Fair value Measurements” (“SFAS No. 157”).  SFAS No. 157 provides a single definition of fair value and a common framework for measuring fair value as well as new disclosure requirements for fair value measurements used in financial statements.  Under SFAS No. 157, fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs.  SFAS No. 157 also specifies a fair value hierarchy based upon observability of inputs used in valuation techniques.  Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions.  In accordance with SFAS No. 157, fair value measurements are classified under the following hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.
Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

The following table provides a summary by level of the Plan’s financial assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3
Commingled Funds	$–	$547,258	$–
Foot Locker Stock Fund	47,287	–	–
Participant loans	–	–	12,917
Total Investments	$47,287	$547,258	$12,917

The following table is a reconciliation of the Plan’s financial assets classified as Level 3 for the year ended December 31, 2008:

Balance at January 1, 2008	$11,046
Loan issuances and repayments	1,871
Balance at December 31, 2008	$12,917

(8)           Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various commingled funds which are managed by Russell Investment Group, who has been designated as the investment manager effective February 1, 2007.  Oppenheimer Funds was the investment manager for the plan through January 2007. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

FOOT LOCKER PUERTO RICO 1165(e) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2008

	(b) Identity of Issue, Borrower,	(c) Description of investment including maturity date, rate of interest,		(d)	(e)
(a)	Lessor, or Similar Party	collateral, par, or maturity value		Cost **	Current value
		Commingled Funds:
*	Russell Investment Group	Russell Investment Contract Fund	1 unit	—	$11
*	Russell Investment Group	Custom Funds FL Fixed Income I Portfolio	465 units	—	4,643
*	Russell Investment Group	Custom funds FL Global Balanced Portfolio	68,163 units	—	508,494
*	Russell Investment Group	Custom Funds FL Large Cap Structured Equity Portfolio	2,048 units	—	12,760
*	Russell Investment Group	Custom Funds FL Russell 1000 Portfolio	606 units	—	3,881
*	Russell Investment Group	Russell Equity I Fund	1,531 units	—	12,202
*	Russell Investment Group	Russell Equity II Fund	176 units	—	1,877
*	Russell Investment Group	Custom Funds All International Markets Portfolio	553 units	—	3,388
		Stock Fund:
*	Foot Locker, Inc.	Foot Locker Stock Fund	7,127 units	—	47,289
		Loans:
*	Loans	Participant loans	11 loans were outstanding at December 31, 2008, bearing interest at rates ranging from 4.00% - 8.25%, maturing through 2012.	—	12,917

					$607,462

*	Party-in-interest as defined by ERISA

**	Cost basis is not required for participant directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

FOOT LOCKER PUERTO RICO 1165(e) PLAN

By:	/s/ Robert W. McHugh
Foot Locker, Inc.
Robert W. McHugh
Chief Financial Officer

Date: June 22, 2009

FOOT LOCKER PUERTO RICO 1165(e) PLAN

INDEX OF EXHIBITS

Exhibit No. in Item

601 of Regulation S-K	Description

23	Consent of Independent Registered Public Accounting Firm